Exhibit (h)(2)(ii)

MANAGEMENT FEE WAIVER AGREEMENT

NEUBERGER BERMAN ETF TRUST*

Neuberger FLEXIBLE CREDIT INCOME ETF

1290 Avenue of the Americas

New York, New York 10104

February 24, 2026

Neuberger Berman Investment Advisers LLC

1290 Avenue of the Americas

New York, New York 10104

Dear Ladies and Gentlemen:

Neuberger Flexible Credit Income ETF (the “Fund”) is a series of Neuberger Berman ETF Trust, a Delaware statutory trust (“Trust”).

Neuberger Berman Investment Advisers LLC (the “Manager”) hereby agrees, that from February 28, 2026 until October 31, 2027 (“Limitation Period”) to waive 0.10% per annum, of the average daily net assets of the investment advisory fee (“Fee Waiver”) charged pursuant to the Management Agreement between the Manager and the Trust, on behalf of the Fund. For the avoidance of doubt, this Fee Waiver is in addition to Expense Limitation Agreement dated as of February 24, 2026 between the Manager and the Trust, on behalf of the Fund.

You understand that you shall look only to the assets attributable to the Fund for performance of this Agreement and for payment of any claim you may have hereunder, and neither any other series of the Trust, nor any of the Trust’s trustees, officers, employees, agents, or shareholders, whether past, present or future, shall be personally liable therefor.

This Agreement is made and to be performed principally in the State of New York, and except insofar as the Investment Company Act of 1940, as amended, or other federal laws and regulations may be controlling, this Agreement shall be governed by, and construed and enforced in accordance with, the internal laws of the State of New York. Any amendment to this Agreement shall be in writing signed by the parties hereto, and requires the approval of the Board of Trustees of the Trust, including a majority of the Trustees who are not “interested persons” of the Trust as that term is defined in the Investment Company Act of 1940. This Agreement supersedes any prior agreement with respect to the subject matter hereof as of February 28, 2026.

If you are in agreement with the foregoing, please sign the form of acceptance on the enclosed counterpart hereof and return the same to us.

*Effective as of February 28, 2026, the Fund changed the term “Neuberger Berman” to “Neuberger” in its name.

Very truly yours,

NEUBERGER BERMAN ETF TRUST,
on behalf of
Neuberger FLEXIBLE CREDIT ETF

By:	/s/ Joseph V. Amato

Name:	Joseph V. Amato

Title:	Chief Executive Officer and President

The foregoing Agreement is hereby accepted as of February 24, 2026.

NEUBERGER BERMAN INVESTMENT ADVISERS LLC

By:	/s/ Joseph V. Amato

Name:	Joseph V. Amato

Title:	President and Chief Investment Officer -- Equities